

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Christopher Schaber
Chief Executive Officer
Soligenix, Inc.
29 Emmons Drive, Suite B-10
Princeton, New Jersey 08540

> **Re: Soligenix, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 16, 2024**
> **File No. 333-276511**

Dear Christopher Schaber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Driscoll Ugarte